Exhibit 12.1

LANDRY’S RESTAURANTS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December, 31
	2010	2009
Income from continuing operations, before taxes	$(7,098,415)	$(17,085,779)
Fixed charges, as adjusted	139,256,531	168,884,795

	$132,158,116	$151,799,016

Fixed charges:
Interest expense including amortization of debt costs	$118,959,917	$150,539,755
Capitalized interest	518,273	8,237,191
Interest factor on rent (1/3 rent expense)	20,296,614	18,345,040

Total fixed charges	139,774,804	177,121,986
Less capitalized interest	(518,273)	(8,237,191)

Fixed charges, as adjusted	$139,256,531	$168,884,795

Ratio of earnings to fixed charges	0.9	0.9